Exhibit 99.1

Viking Reports Fourth Quarter and Full Year 2024 Financial Results

LOS ANGELES, March 11, 2025, Business Wire—Viking Holdings Ltd (the “Company” or “Viking”) (NYSE: VIK) today reported financial results for the fourth quarter and year ended December 31, 2024.

Full Year 2024 Key Highlights and 2025 Advance Bookings

•
Total revenue was $5,333.9 million for the year ended December 31, 2024, an increase of 13.2%, compared to the same period in 2023.
•
Gross margin increased 22.5% and Adjusted Gross Margin increased 14.0% compared to the same period in 2023.
•
Net Yield was $543, an increase of 7.4% compared to the same period in 2023.
•
Adjusted EBITDA was $1,348.3 million, an increase of 23.7% compared to the same period in 2023.
•
Diluted EPS was $0.36 and Adjusted EPS was $1.86.
•
Net Leverage was 2.4x as of December 31, 2024.
•
As of February 23, 2025, for its Core Products, Viking had sold 88% of its Capacity Passenger Cruise Days for the 2025 season.

“2024 was an exceptional year for Viking, with Net Yields increasing 7.4% and Adjusted Gross Margin increasing by 14.0% year-over-year, driven by our growth in capacity and the strength in demand from our loyal and expanding customer base. Our strong top-line results, coupled with our disciplined expense management, enabled us to achieve Adjusted EBITDA growth of 23.7% in 2024,” said Torstein Hagen, Chairman and CEO of Viking. “Looking ahead to 2025, we are growing our capacity for our Core Products by 12% with the delivery of 11 new ships during the year and are pleased to report that our Core Products are already 88% booked for the 2025 season. As always, we will maintain a clear focus on delivering an exceptional service and experience to our guests through our one Viking brand.”

Fourth Quarter 2024 Consolidated Results (1)

During the fourth quarter of 2024, Capacity PCDs increased by 10.9% over the same period in 2023. Occupancy for the fourth quarter of 2024 was 92.1%.

Total revenue for the fourth quarter of 2024 was $1,349.7 million, an increase of $229.8 million, or 20.5% over the same period in 2023 mainly driven by increased Capacity PCDs and higher revenue per PCD in 2024 compared to 2023.

Gross margin for the fourth quarter of 2024 was $472.0 million, an increase of $107.0 million, or 29.3%, over the same period in 2023 and Adjusted Gross Margin for the fourth quarter of 2024 was $868.7 million, an increase of $142.1 million, or 19.6%, over the same period in 2023. Net Yield was $507 for the fourth quarter, up 7.4% year-over-year.

Vessel operating expenses were $341.4 million and vessel operating expenses excluding fuel were $297.6 million. Compared to the same period in 2023, vessel operating expenses increased $35.2 million, or 11.5%, and vessel operating expenses excluding fuel increased $30.2 million, or 11.3% mainly driven by increased Capacity PCDs in 2024 compared to 2023.

Net income for the fourth quarter of 2024 was $104.2 million compared to a net loss of $593.8 million for the same period in 2023. The net income for the fourth quarter of 2024 includes a loss of $96.3 million from the revaluation of warrants issued by the Company due to stock price appreciation. In comparison, the fourth quarter of 2023 includes a loss of $602.3 million from the impact of the Series C Preference Shares and an additional $36.8 million loss due to the revaluation of warrants issued by the Company. The Company’s Series C Preference Shares converted into ordinary shares immediately prior to the consummation of the Company’s IPO. The second quarter of 2024 was the final quarterly period for which the financial results included Private Placement derivative loss and interest expense related to the Series C Preference Shares. In the fourth quarter of 2024, the warrants were exercised and the Company issued ordinary shares. The fourth quarter of 2024 was the final quarterly period for which the financial results included the loss related to the revaluation of the warrants. Adjusted Net Income attributable to Viking Holdings Ltd for the fourth quarter of 2024 was $199.7 million.

Adjusted EBITDA was $305.9 million, an increase of $87.0 million, or 39.7% compared to the fourth quarter of 2023. The increase in Adjusted EBITDA was mainly driven by increased Capacity PCDs and higher revenue per PCD.

Diluted EPS was $0.24 and Adjusted EPS was $0.45 for the fourth quarter of 2024.

Update on Operating Capacity and Bookings

For our Core Products, operating capacity is 12% higher for the 2025 season compared to the 2024 season.

As of February 23, 2025, for our Core Products, we had sold 88% of our Capacity PCDs for the 2025 season. We had $5,306 million of Advance Bookings for the 2025 season, 26% higher than the 2024 season at the same point in time. Advance Bookings per PCD for the 2025 season was $807, 7% higher than the 2024 season at the same point in time.

“Bookings continue to break records, with January 31st setting a new all-time high for revenue booked in a single day and January 2025 achieving the highest revenue booked in a month in Viking’s history,” said Leah Talactac, President and CFO of Viking. “These metrics position us well for 2025 and also validate how well our products resonate with our target customers and the success of our demand generation strategies.”

Balance Sheet and Liquidity

As of December 31, 2024:

•
The Company had $2.5 billion in cash and cash equivalents and an undrawn revolver facility of $375.0 million.
•
Deferred revenue was $4.1 billion.
•
The scheduled principal payments were $490.4 million for 2025.

In March 2025, Moody's upgraded Viking Cruises Ltd’s corporate rating to Ba3 from B1.

New Build and Capacity

Since our third quarter 2024 earnings release, the Company:

•
Took delivery of the Viking Vela, an ocean ship that operates in Europe.
•
Exercised its options and entered into shipbuilding contracts for eight river Longships, four scheduled for delivery in 2027 and four scheduled for delivery in 2028.
•
Entered into option agreements for eight additional river vessels, four of which have an exercise date of September 30, 2026, scheduled for delivery in 2029 and four of which have an exercise date of September 30, 2027, scheduled for delivery in 2030.
•
Announced it would build two additional river vessels to operate in Egypt scheduled for delivery in 2027.

Based on the committed orderbook, the Company expects to take delivery of one ocean ship and ten river ships in 2025.

Conference Call Information

The Company has scheduled a conference call for Tuesday, March 11, 2025, at 8 a.m. Eastern Time to discuss fourth quarter and full year 2024 results and provide a business update. A link to the live webcast can be found on the Company’s Investor Relations website at https://ir.viking.com/. A replay of the conference call will also be available on the same website for 30 days after the call.

About Viking

Viking was founded in 1997 and provides destination-focused journeys on rivers, oceans, and lakes around the world. Designed for curious travelers with interests in science, history, culture and cuisine, Chairman and CEO Torstein Hagen often says Viking offers experiences for The Thinking Person™. Viking has more than 450 awards to its name, including being rated #1 for Rivers, #1 for Oceans and #1 for Expeditions by Condé Nast Traveler in the 2023 and 2024 Readers' Choice Awards. Viking is also rated a “World's Best” for rivers, oceans and expeditions by Travel + Leisure. No other travel company has simultaneously received the same honors by both publications. For additional information, visit www.viking.com.

Definitions

“Adjusted Earnings per Share” or "Adjusted EPS" represents Adjusted Net Income attributable to Viking Holdings Ltd divided by Adjusted Weighted-Average Shares Outstanding.

“Adjusted EBITDA” is EBITDA (consolidated net income (loss) adjusted for interest income, interest expense, income tax benefit (expense) and depreciation, amortization and impairment) as further adjusted for non-cash Private Placement derivative gains and losses, currency gains or losses, stock-based compensation expense and other financial income (loss) (which includes forward gains and losses, gain or loss on disposition of assets, certain non-cash fair value adjustments, restructuring charges and non-recurring items).

“Adjusted Gross Margin” is gross margin adjusted for vessel operating expenses and ship depreciation and impairment. Gross margin is calculated pursuant to IFRS Accounting Standards as total revenue less total cruise operating expenses and ship depreciation and impairment.

“Adjusted Net Income attributable to Viking Holdings Ltd” represents net income (loss) attributable to Viking Holdings Ltd excluding certain items that we believe are not part of our primary operating business and are not an indication of our future earnings performance. We believe that interest expense and Private Placement derivatives gain (loss) related to our Series C Preference Shares, warrants gain (loss), debt extinguishment and modification costs, gain (loss) on embedded derivatives associated with debt and financial liabilities, impairment charges and reversals and certain other gains and losses are not a part of our primary operating business and are not an indication of our future earnings performance.

“Adjusted Weighted-Average Shares Outstanding” represents the diluted weighted-average ordinary shares and special shares outstanding, adjusted for outstanding warrants and the impact of RSUs and stock options under the treasury stock method to the extent not included in diluted weighted-average ordinary shares outstanding, as further adjusted in 2024 to reflect the conversion of the Series C Preference Shares and preference shares as if it had occurred at the beginning of the year.

“Advance Bookings” is the aggregate ticketed amount for guest bookings for our voyages at a specific point in time, and include bookings for cruises, land extensions and air.

“Capacity Passenger Cruise Days” or “Capacity PCDs” is, with respect to any given period, a measurement of capacity that represents, for each ship operating during the relevant period, the number of berths multiplied by the number of Ship Operating Days, determined on an aggregated basis for all ships in operation during the relevant period.

“Core Products” are Viking River, Viking Ocean, Viking Expedition and Viking Mississippi, which are marketed to North America, the United Kingdom, Australia and New Zealand.

“Diluted Earnings Per Share” or “Diluted EPS” is diluted net income (loss) per share attributable to ordinary and special shares.

“IFRS Accounting Standards” are the IFRS® Accounting Standards as issued by the International Accounting Standards Board.

“Net Debt” is Total Debt plus lease liabilities net of cash and cash equivalents.

“Net Leverage” is Net Debt divided by trailing four quarter Adjusted EBITDA.

“Net Yield” is Adjusted Gross Margin divided by PCDs.

“Occupancy” is the ratio, expressed as a percentage, of PCDs to Capacity PCDs with respect to any given period. We do not allow more than two passengers to occupy a two-berth stateroom. Additionally, we have guests who choose to travel alone and are willing to pay higher prices for single occupancy in a two-berth stateroom. As a result, our Occupancy cannot exceed 100%, and may be less than 100%, even if all our staterooms are booked.

“Passenger Cruise Days” or “PCDs” is the number of passengers carried for each cruise, with respect to any given period and for each ship operating during the relevant period, multiplied by the number of Ship Operating Days.

“Ship Operating Days” is the number of days within any given period that a ship is in service and carrying cruise passengers, determined on an aggregated basis for all ships in operation during the relevant period.

“Total Debt” is indebtedness outstanding, gross of loan fees, excluding lease liabilities, Private Placement liabilities and Private Placement derivatives.

“Vessel operating expenses excluding fuel” is vessel operating expenses less fuel expense.

Non-IFRS Accounting Standards Financial Measures

We use certain non-IFRS Accounting Standards financial measures, such as Adjusted Gross Margin, Net Yield, Adjusted EBITDA and Adjusted EPS, to analyze our performance. We present Adjusted EBITDA as a performance measure because we believe it facilitates a comparison of our consolidated operating performance on a consistent basis from period-to-period and provides for a more complete understanding of factors and trends affecting our business than measures under IFRS Accounting Standards can provide alone. We also believe that Adjusted EBITDA is useful to investors in evaluating our operating performance because it provides a means to evaluate the operating performance of our business on an ongoing basis using criteria that our management uses for evaluation and planning purposes. Because Adjusted EBITDA facilitates internal comparisons of our historical financial position and consolidated operating performance on a more consistent basis, our management also uses Adjusted EBITDA in measuring our performance relative to that of our competitors, assessing our ability to incur and service our indebtedness and in communications with our board of directors concerning our operating performance. We utilize Adjusted Gross Margin and Net Yield to manage our business because these measures reflect revenue earned net of certain direct variable costs.

We also present certain non-IFRS Accounting Standards financial measures because we believe that they are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. Our non-IFRS Accounting Standards financial measures have limitations as analytical tools, may not be comparable to other similarly titled measures of other companies and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS Accounting Standards.

See “Definitions” for additional information about our non-IFRS Accounting Standards financial measures and “Non-IFRS Accounting Standards Reconciling Information” for a reconciliation for each non-IFRS Accounting Standards financial measure to the most directly comparable IFRS Accounting Standards financial measure.

Cautionary Statement Concerning Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the U.S. federal securities laws intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including among others, statements relating to our future financial performance, our business prospects and strategy, our expected fleet additions, our anticipated financial position, liquidity and capital needs and other similar matters. In some cases, we have identified forward-looking statements in this press release by using words such as “anticipates,” “estimates,” “expects,” “intends,” “plans” and “believes,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” These forward-looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict or which are beyond our control. You should not place undue reliance on the forward-looking statements included in this press release or that may be made elsewhere from time to time by us, or on our behalf. Our actual results may differ materially from those expressed in, or implied by, the forward-looking statements included in this press release as a result of various factors, which are described in our filings with the U.S. Securities and Exchange Commission.

Forward-looking statements speak only as of the date of this press release. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Contact

Investor Relations

Email: investorrelations@viking.com

Public Relations

Email: vikingpr@edelman.com

(1) Viking revised its prior period financial statements to correct the capitalization of interest in the cost of its ships. The revision resulted in an increase in depreciation, amortization and impairment and a decrease in interest expense. We evaluated the materiality of the revision and determined that the impacts were not material, individually or in the aggregate, for any of the prior quarters or annual periods. For the fourth quarter of 2023, the revision reduced net loss by $2.3 million. For the full year 2023, the revision reduced net loss by $8.5 million. These revisions impacted each period of 2022, 2023 and 2024. See the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 to be filed with the SEC for revisions of prior periods, including Notes 2 and 28 of the Company’s “Notes to the Consolidated Financial Statements.”

VIKING HOLDINGS LTD
CONSOLIDATED STATEMENTS OF OPERATIONS
(in USD and thousands, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Revenue
Cruise and land	$1,260,617	$1,041,694	$4,971,282	$4,383,524
Onboard and other	89,112	78,236	362,600	326,969
Total revenue	1,349,729	1,119,930	5,333,882	4,710,493
Cruise operating expenses
Commissions and transportation costs	(306,506)	(248,915)	(1,156,610)	(1,053,874)
Direct costs of cruise, land and onboard	(174,556)	(144,386)	(676,760)	(586,234)
Vessel operating	(341,374)	(306,219)	(1,280,711)	(1,211,676)
Total cruise operating expenses	(822,436)	(699,520)	(3,114,081)	(2,851,784)
Other operating expenses
Selling and administration	(224,500)	(199,469)	(883,889)	(789,040)
Depreciation, amortization and impairment (1)	(71,845)	(63,126)	(260,844)	(253,719)
Total other operating expenses	(296,345)	(262,595)	(1,144,733)	(1,042,759)
Operating income	230,948	157,815	1,075,068	815,950
Non-operating income (expense)
Interest income	19,409	16,587	69,374	48,027
Interest expense (1)	(86,396)	(116,212)	(380,486)	(528,061)
Currency gain (loss)	39,675	(26,929)	31,542	(20,815)
Private Placement derivative loss	—	(578,568)	(364,214)	(2,007,089)
Other financial loss	(96,568)	(42,721)	(261,450)	(151,469)
Income (loss) before income taxes	107,068	(590,028)	169,834	(1,843,457)
Income tax expense	(2,893)	(3,738)	(16,857)	(6,639)
Net income (loss)	$104,175	$(593,766)	$152,977	$(1,850,096)

Net income (loss) attributable to Viking Holdings Ltd	$103,680	$(594,248)	$152,331	$(1,850,572)
Net income attributable to non-controlling interests	$495	$482	$646	$476

Weighted-average ordinary and special shares outstanding (in thousands)
Basic	436,198	221,936	364,015	221,936
Diluted	439,760	221,936	366,709	221,936
Net income (loss) per share attributable to ordinary and special shares
Basic	$0.24	$(1.39)	$0.36	$(4.42)
Diluted	$0.24	$(1.39)	$0.36	$(4.42)

VIKING HOLDINGS LTD
CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)
(in USD and thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Net income (loss)	$104,175	$(593,766)	$152,977	$(1,850,096)
Other comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to net income (loss) in subsequent periods:
Exchange differences on translation of foreign operations	1,666	(2,346)	1,082	7,925
Net change in cash flow hedges	(53,481)	18,306	(49,112)	1,726
Net other comprehensive (loss) income to be reclassified to net income (loss) in subsequent periods	(51,815)	15,960	(48,030)	9,651

Other comprehensive income (loss) not to be reclassified to net income (loss) in subsequent periods:
Remeasurement losses on defined benefit plans	(1,753)	(3,162)	(1,753)	(3,162)
Income tax effect	229	412	229	412
Net other comprehensive loss not to be reclassified to net income (loss) in subsequent periods	(1,524)	(2,750)	(1,524)	(2,750)

Other comprehensive (loss) income, net of tax	(53,339)	13,210	(49,554)	6,901
Total comprehensive income (loss)	$50,836	$(580,556)	$103,423	$(1,843,195)

Total comprehensive income (loss) attributable to Viking Holdings Ltd	$50,353	$(581,052)	$102,788	$(1,843,657)
Total comprehensive income attributable to non-controlling interests	$483	$496	$635	$462

VIKING HOLDINGS LTD
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in USD and thousands)

	December 31, 2024	December 31, 2023
	(unaudited)
Assets
Non-current assets
Property, plant and equipment and intangible assets (1)	$6,457,104	$5,764,711
Right-of-use assets	263,424	268,834
Investments in associated companies	12,730	10,473
Deferred tax assets	55,428	42,853
Other non-current assets	115,460	136,855
Total non-current assets	6,904,146	6,223,726
Current assets
Cash and cash equivalents	2,489,672	1,513,713
Accounts and other receivables	238,768	344,754
Inventories	91,473	54,602
Prepaid expenses and other current assets	396,376	427,202
Current receivables due from related parties	250	12,316
Total current assets	3,216,539	2,352,587
Total assets	$10,120,685	$8,576,313
Shareholders’ equity and liabilities
Shareholders’ equity (1)	$(218,977)	$(5,269,483)
Non-current liabilities
Long-term portion of bank loans and financial liabilities	1,823,657	1,757,372
Secured Notes	1,017,501	1,015,657
Long-term portion of Unsecured Notes	2,025,001	2,270,246
Private Placement liability	—	1,394,552
Private Placement derivative	—	2,640,759
Long-term portion of lease liabilities	207,594	227,956
Other non-current liabilities	45,344	175,363
Total non-current liabilities	5,119,097	9,481,905
Current liabilities
Accounts payables	236,382	244,581
Short-term portion of bank loans and financial liabilities	220,116	253,020
Short-term portion of Unsecured Notes	249,650	—
Short-term portion of lease liabilities	28,944	24,670
Deferred revenue	4,061,344	3,486,579
Accrued expenses and other current liabilities	424,129	355,041
Total current liabilities	5,220,565	4,363,891
Total shareholders’ equity and liabilities	$10,120,685	$8,576,313

VIKING HOLDINGS LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in USD and thousands)

	Year Ended
	December 31,
	2024	2023
	(unaudited)
Cash flows from operating activities
Net income (loss)	$152,977	$(1,850,096)
Adjustments to reconcile net income (loss) to net cash flows
Depreciation, amortization and impairment (1)	260,844	253,719
Amortization of debt transaction costs	31,722	38,393
Loss on early extinguishment of debt	—	48,114
Private Placement derivatives loss	364,214	2,007,089
Foreign currency (gain) loss on loans	(37,805)	11,278
Non-cash financial loss	258,623	161,184
Stock based compensation expense	14,111	17,909
Interest income	(69,374)	(48,027)
Interest expense (1)	348,764	441,554
Dividend income	(443)	(3,477)
Changes in working capital:
Increase in deferred revenue	574,765	167,401
Changes in other liabilities and assets	184,244	128,705
Increase in inventories	(36,554)	(9,224)
Changes in deferred tax assets and liabilities	9,173	(427)
Changes in other non-current assets and other non-current liabilities	19,440	15,308
Changes in related party receivables and payables	12,066	(2,420)
Income taxes paid	(4,758)	(5,652)
Net cash flow from operating activities	2,082,009	1,371,331
Cash flows from investing activities
Investments in property, plant and equipment and intangible assets	(917,424)	(673,932)
Capital contribution to associated company	(8,500)	(7,000)
Prepayment for vessel charter	—	(2,403)
Dividends received	443	3,477
Interest received	71,770	45,631
Net cash flow used in investing activities	(853,711)	(634,227)
Cash flows from financing activities
Repayment of borrowings	(308,750)	(963,758)
Proceeds from borrowings	400,988	1,069,088
Transaction costs incurred for borrowings	(46,730)	(51,252)
Proceeds from initial public offering, net of underwriting discounts and commissions, and offering expenses	243,927	—
Taxes paid related to net share settlement of equity awards	(124,109)	—
Dividend distribution	(18,949)	(49,634)
Issuance of ordinary shares upon exercise of stock options	12,294	—
Penalties paid for early extinguishment of debt	—	(32,987)
Principal payments for lease liabilities	(30,709)	(20,586)
Interest payments for lease liabilities	(20,872)	(22,763)
Interest paid	(355,080)	(407,759)
Other	87	—
Net cash flow used in financing activities	(247,903)	(479,651)
Change in cash and cash equivalents	980,395	257,453
Effect of exchange rate changes on cash and cash equivalents	(4,436)	3,120
Net increase in cash and cash equivalents	$975,959	$260,573
Cash and cash equivalents
Cash and cash equivalents at January 1	$1,513,713	$1,253,140
Cash and cash equivalents at December 31	2,489,672	1,513,713
Net increase in cash and cash equivalents	$975,959	$260,573

The following table sets forth selected statistical and operating data on a consolidated basis:

Statistical and Operating Data	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Consolidated
Vessels operated (a)	89	84	89	84
Passengers	183,614	159,760	683,717	649,669
PCDs	1,713,442	1,540,005	6,443,492	6,069,070
Capacity PCDs	1,859,485	1,677,154	6,886,205	6,476,790
Occupancy	92.1%	91.8%	93.6%	93.7%
Adjusted Gross Margin (in thousands)	$868,667	$726,629	$3,500,512	$3,070,385
Net Yield	$507	$472	$543	$506
Vessel operating expenses (in thousands)	$341,374	$306,219	$1,280,711	$1,211,676
Vessel operating expenses excluding fuel (in thousands)	$297,593	$267,444	$1,105,533	$1,036,969
Vessel operating expenses per Capacity PCD	$184	$183	$186	$187
Vessel operating expenses excluding fuel per Capacity PCD	$160	$159	$161	$160

The following table sets forth selected statistical and operating data for Viking River and for Viking Ocean:

Statistical and Operating Data	Year Ended
	December 31,
	2024	2023
	(unaudited)
Viking River
Vessels operated (a)	71	70
Passengers	381,870	366,730
PCDs	3,065,534	2,957,595
Capacity PCDs	3,213,218	3,097,264
Occupancy	95.4%	95.5%
Adjusted Gross Margin (in thousands)	$1,633,550	$1,411,214
Net Yield	$533	$477

Viking Ocean
Vessels operated (a)	11	9
Passengers	253,360	243,291
PCDs	2,907,450	2,724,241
Capacity PCDs	3,096,400	2,914,620
Occupancy	93.9%	93.5%
Adjusted Gross Margin (in thousands)	$1,517,435	$1,354,215
Net Yield	$522	$497

(a)	Vessels operated includes chartered vessels and the Viking Yi Dun, which operated select Viking Ocean itineraries and Asia Outbound sailings for the year ended December 31, 2024.

Non-IFRS Accounting Standards Reconciling Information

The following table reconciles gross margin, the most directly comparable IFRS Accounting Standards measure, to Adjusted Gross Margin for the three months and year ended December 31, 2024 and 2023 on a consolidated basis:

	Three Months Ended		Year Ended
Consolidated	December 31,		December 31,
	2024	2023	2024	2023
(in thousands)	(unaudited)		(unaudited)

Total revenue	$1,349,729	$1,119,930	$5,333,882	$4,710,493
Total cruise operating expenses	(822,436)	(699,520)	(3,114,081)	(2,851,784)
Ship depreciation	(55,292)	(55,376)	(214,729)	(221,527)
Gross margin	472,001	365,034	2,005,072	1,637,182
Ship depreciation	55,292	55,376	214,729	221,527
Vessel operating	341,374	306,219	1,280,711	1,211,676
Adjusted Gross Margin	$868,667	$726,629	$3,500,512	$3,070,385

The following tables reconcile gross margin, the most directly comparable IFRS Accounting Standards measure, to Adjusted Gross Margin for the year ended December 31, 2024 and 2023 for Viking River and for Viking Ocean:

	Year Ended
Viking River	December 31,
	2024	2023
(in thousands)	(unaudited)
Total revenue	$2,654,407	$2,341,274
Total cruise operating expenses	(1,569,207)	(1,446,513)
Ship depreciation	(75,705)	(89,540)
Gross margin	1,009,495	805,221
Ship depreciation	75,705	89,540
Vessel operating	548,350	516,453
Adjusted Gross Margin	$1,633,550	$1,411,214

	Year Ended
Viking Ocean	December 31,
	2024	2023
(in thousands)	(unaudited)
Total revenue	$2,196,040	$1,945,200
Total cruise operating expenses	(1,241,420)	(1,131,696)
Ship depreciation	(104,914)	(98,847)
Gross margin	849,706	714,657
Ship depreciation	104,914	98,847
Vessel operating	562,815	540,711
Adjusted Gross Margin	$1,517,435	$1,354,215

The following table reconciles vessel operating expenses excluding fuel to vessel operating expenses, the most directly comparable IFRS Accounting Standards measure, for the three months and year ended December 31, 2024 and 2023:

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
(in thousands)
Vessel operating expenses	$341,374	$306,219	$1,280,711	$1,211,676
Fuel expense	(43,781)	(38,775)	(175,178)	(174,707)
Vessel operating expenses excluding fuel	$297,593	$267,444	$1,105,533	$1,036,969

The following table reconciles net income (loss), the most directly comparable IFRS Accounting Standards measure, to Adjusted EBITDA for the three months and year ended December 31, 2024 and 2023:

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
(in thousands)
Net income (loss)	$104,175	$(593,766)	$152,977	$(1,850,096)
Interest income	(19,409)	(16,587)	(69,374)	(48,027)
Interest expense	86,396	116,212	380,486	528,061
Income tax expense	2,893	3,738	16,857	6,639
Depreciation, amortization and impairment	71,845	63,126	260,844	253,719
EBITDA	245,900	(427,277)	741,790	(1,109,704)
Private Placement derivative loss	—	578,568	364,214	2,007,089
Warrants loss	96,291	36,796	261,615	107,673
Other financial (income) loss	(230)	1,029	(1,886)	46,540
Currency (gain) loss	(39,675)	26,929	(31,542)	20,815
Stock based compensation expense	3,577	2,835	14,111	17,909
Adjusted EBITDA	$305,863	$218,880	$1,348,302	$1,090,322

The following tables show the calculation of Adjusted EPS for the three months and year ended December 31, 2024. Additionally, the following tables reconcile net income attributable to Viking Holdings Ltd, the most directly comparable IFRS Accounting Standards measure, to Adjusted Net Income attributable to Viking Holdings Ltd and diluted weighted-average ordinary shares and special shares outstanding, the most directly comparable IFRS Accounting Standards measure, to Adjusted Weighted-Average Shares Outstanding for the three months and year ended December 31, 2024:

	Three Months Ended	Year Ended
	December 31,	December 31,
	2024	2024
(in thousands)	(unaudited)
Net income attributable to Viking Holdings Ltd	$103,680	$152,331
Interest expense and Private Placement derivatives loss related to Series C Preference Shares	—	396,207
Warrants loss	96,291	261,615
Gain, net, for debt extinguishment and modification costs and embedded derivatives associated with debt and financial liabilities	(230)	(661)
Adjusted Net Income attributable to Viking Holdings Ltd	$199,741	$809,492

	Three Months Ended	Year Ended
	December 31,	December 31,
	2024	2024
(in thousands)	(unaudited)
Weighted-average ordinary shares and special shares outstanding – Diluted	439,760	366,709
Outstanding warrants	5,031	7,803
Assumed conversion of Series C Preference Shares and preference shares at the beginning of 2024	—	61,504
Adjusted Weighted-Average Shares Outstanding	444,791	436,016

	Three Months Ended	Year Ended
	December 31,	December 31,
	2024	2024
(in thousands)	(unaudited)
Adjusted Net Income attributable to Viking Holdings Ltd	$199,741	$809,492
Adjusted Weighted-Average Shares Outstanding	444,791	436,016
Adjusted EPS	$0.45	$1.86

The following table calculates Net Leverage for the twelve months ended December 31, 2024 and September 30, 2024:

	December 31, 2024		September 30, 2024
	(unaudited)
(in thousands, except Net Leverage)
Long-term debt (a)	$4,990,616		$4,710,831
Current portion of long-term debt (a)	490,377		465,227
Long-term portion of lease liabilities	207,594		218,771
Short-term portion of lease liabilities	28,944		29,017
Total	5,717,531		5,423,846
Less: Cash and cash equivalents	(2,489,672)		(2,385,458)
Net Debt	$3,227,859		$3,038,388

Adjusted EBITDA	$1,348,302		$1,261,319
Net Leverage	2.4	x	2.4	x

(a) All amounts are gross of fees.